October 7, 2024

Robert P. Mundy
Chief Financial Officer
Packaging Corporation of America
1 North Field Court
Lake Forest, Illinois 60045

       Re: Packaging Corporation of America
           Form 10-K for the Year Ended December 31, 2023
           Filed February 29, 2024
           File No. 001-15399
Dear Robert P. Mundy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Special Items and Earnings per Diluted Share, Excluding Special Items, page 21

1. Your earnings per diluted share, excluding special items table is presented prior to any discussion of GAAP earnings per diluted share, your results of operations and your other non-GAAP measures on page 31. Furthermore, we note that this measure and the segment EBITDA excluding special items measures presented within this heading are not explicitly identified as a non-GAAP measure. Please revise to explicitly identify each non-GAAP measure and refrain from giving any measure undue prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Also revise your
       segment EBITDA excluding special items reconciliation table on page 32 to clearly indicate the GAAP measure is segment operating income/loss and not segment income/loss, which could be misconstrued as a net income figure. Your Form 8-K earnings releases should be similarly revised to address the relevant items in this
 October 7, 2024
Page 2

       comment.

Results of Operations, page 23

2. We note your risk factor disclosures on pages 12 and 14 related to cost inflation you have experienced in your business. Please revise your disclosures in future filings to expand upon the principal factors contributing to your inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Share-Based Compensation, page 41

3. We note your disclosure that you recognize the cost of equity awards expected to vest over the period the awards vest. Since you issue share-based awards with market conditions, as noted on pages 65-66, please confirm and revise your disclosures to clarify that you recognize all compensation cost for such awards if the requisite service period is fulfilled, even if the market condition is never satisfied.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing